EXHIBIT 99.3

AMENDED RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

AUDITORS' REPORT

To the Trustee of

Paramount Energy Trust

On March 17, 2005, except notes 2(h), 3, 8, 12, 14 which are at March 20, 2006, we reported on the amended consolidated balance sheets of Paramount Energy Trust (the “Trust”) as at December 31, 2004 and 2003 and the amended consolidated statements of earnings and accumulated earnings and cash flows for each of the years in the two-year period ended December 31, 2004, which are included in the annual report on Form 40-F. In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the aforementioned amended consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation to United States GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Trust’s management.  Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic amended consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

“signed”

KPMG LLP

Chartered Accountants

Calgary, Canada

March 20, 2006

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s consolidated financial statements, such as the change described in Note 3 to the amended consolidated financial statements and as described in Note (c) to the Reconciliation to United States GAAP. Our report to the Trustee dated March 17, 2005 except notes 2(h), 3, 8, 12, 14 which are at March 20, 2006 is expressed in accordance with Canadian reporting standards which do not require reference to such a change in accounting principles in the Auditor’s report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

KPMG LLP

Chartered Accountants

Calgary, Canada

March 20, 2006

These consolidated financial statements of Paramount Energy Trust (“PET” or the “Trust”) have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("US GAAP"). Significant differences between Canadian and US GAAP, as they apply to the Trust, are as follows:

Consolidated Statements of Earnings (Loss) (thousands of Canadian dollars, except for per Trust Unit amounts)
	Year Ended December 31
	2004 restated, notes (a) and (c)	2003
Net earnings (loss) - Canadian GAAP, as reported	$ (17,544)	$ 52,434
US GAAP adjustments:
Derivative financial instruments (c)	4,000	(4,000)
Net earnings (loss) before cumulative effect of change in accounting policy - US GAAP	(13,544)	48,434
Cumulative effect of change in accounting policy (e)	---	(3,640)
Net earnings (loss) – US GAAP	(13,544)	44,794
Net earnings (loss) per Trust Unit before cumulative effect of change in accounting policy – US GAAP
Basic	$ (0.25)	$ 1.14
Diluted	$ (0.25)	$ 1.12
Net earnings (loss) per Trust Unit before change in redemption value of Trust Units – US GAAP
Basic	$ (0.25)	$ 1.05
Diluted	$ (0.25)	$ 1.04
Net loss per Trust Unit – US GAAP
Basic	$ (8.82)	$ (3.86)
Diluted	$ (8.82)	$ (3.80)

Consolidated Balance Sheets (thousands of Canadian dollars)
	December 31
	2004	2004	2003	2003
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP

Accounts Payable (c)	$ (21,674)	$ (21,674)	$ (7,905)	$ (11,905)
Temporary Equity (f)	---	(933,653)	---	(469,239)
Deficit (f)	---	673,738	---	307,174
Equity adjustments (f)	16,172	---	16,172	---
Unitholders’ Capital (f)	(495,862)	---	(260,018)	---
Accumulated Earnings (f) (c)	(24,741)	---	(45,421)	---
Accumulated Distributions (f)	244,516	---	123,202	---

a)

Amendment of 2004 Consolidated Financial Statements

The Trust’s financial statements as at and for year ended December 31, 2004 have been restated to reflect the use of the binomial lattice option pricing model to value unit incentives. PET believes the binomial lattice model provides a more accurate valuation of the unit incentives.  The Trust had previously used the intrinsic value method of accounting for unit incentives. The impact to the US GAAP 2004 net loss of this change and the restatement related to derivative financial instruments described in note (c) below are as follows:

(thousands of Canadian dollars)	Year ended December 31, 2004
Net loss – US GAAP, as previously reported	$ (12,363)
Effect of restatement related to unit incentives (note (a))	3,119
Effect of restatement related to derivatives (note (c))	(4,300)
Net loss – US GAAP as restated	$ (13,544)
Net loss per Trust Unit before change in redemption value of Trust Units, basic and diluted – US GAAP, as previously reported	$ (0.23)
Net loss per Trust Unit before change in redemption value of Trust Units, basic and diluted – US GAAP, as restated	$ (0.25)
Net loss per Trust Unit, basic and diluted – US GAAP, as previously reported	$ (8.30)
Net loss per Trust Unit, basic and diluted - US GAAP, as restated	$ (8.82)

b)

Property, Plant and Equipment

Under both US and Canadian GAAP, property plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss equal to the amount by which the carrying amount of the asset exceeds the fair value of the asset should be recognized. Fair value is calculated as the present value of estimated future cash flows. In 2004 and 2003 there were no differences between Canadian and US GAAP.

c)

Amendment of Reconciliation to United States GAAP in respect of Derivative Financial Instruments

Under US GAAP entities are required to account for derivative financial instruments in accordance with the Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value.  Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings.  Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

The derivatives entered into by PET for 2004 do qualify as hedges for Canadian GAAP and US GAAP purposes.  Previously, PET reflected the unrealized gain on derivatives of $4.3 million as at December 31, 2004 as a difference between Canadian and US GAAP. The Reconciliation to US GAAP has been restated for this correction. The impact of this restatement on 2004 US GAAP loss is as reported in the table in (a) above.

In 2003, the derivatives entered into by PET did not qualify as hedges for US GAAP purposes, therefore the unrealized loss on derivatives at December 31, 2003 is a difference between Canadian GAAP and US GAAP.

d) Impairment or Disposal of Long-lived Assets

In August 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived assets” (“FAS 144”), which addresses the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principle of Statement No. 121 for the impairment of assets to be held and used. Assets to be disposed of through abandonment or an exchange for similar productive assets will be classified as held for use until they cease to be used. FAS 144 established criteria that must be met in order to classify an asset or group as held for sale. Assets classified as held for sale will be measured at the lower of their carrying amount or fair value less cost to sell, and depreciation will cease when the asset or group is classified as held for sale. The changes resulting from the adoption of FAS 144 did not have any impact on the results of the impairment test as described in a) above.

FAS 144 broadens the definition of disposals to be presented as discontinued operations to include components of an entity that comprise operating cash flows that can clearly be distinguished, operationally and for financial reporting purposes from the rest of the entity. While FAS 144 may result in differences in future periods, it does not have any impact on these financial statements.

e)

Asset Retirement Obligations

Effective January 1, 2003, PET adopted FASB Statement No. 143 "Accounting for Asset Retirement Obligations" ("FAS 143"), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

Canadian standards are consistent with the requirements under FAS 143 except under US GAAP the change was effective January 1, 2003.  Under US GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to earnings, not Unitholders’ capital.  The effect of the change in accounting policy of $3.6 million or $0.09 per Unit basic and diluted was charged to earnings in 2003 under US GAAP.

f)  Unitholders’ Equity

Unitholders’ equity consists primarily of trust units of PET (“Trust Units”). The Trust Units are redeemable at any time on demand by the holders, which is required for PET to retain its Canadian mutual trust fund status. The holders are entitled to receive a price per Trust Unit equal to the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the 10 day period after the Trust Units have been validly tendered for redemption and the closing market price of the Trust Units on the redemption date.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. The temporary equity is shown at an amount equal to the redemption value based on the terms of the Trust

Units. Changes in the redemption value from year to year are charged to accumulated earnings. All components of unitholders’ equity related to Trust Units are eliminated. For the years ended December 31, 2004 and 2003, accumulated earnings were reduced by $464.4 million and $469.2 million corresponding to increases in the redemption value of the Trust Units for the respective periods.

g)

Variable Interest Entities

In 2003, the FASB issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interest that indicated control (referred to as “Variable interests”)”.  Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities.  The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity.  Adopting the provisions of FIN 46 (Revised) had no impact on the US GAAP financial statements.

h) Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”). FAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of FAS 150 had no impact on the US GAAP financial statements.

i)  Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net income.

j)  Statement of Cash Flows

The statement of cash flows prepared in accordance with Canadian GAAP conform in all material respects with U.S. GAAP, except that Canadian GAAP allows for the presentation of operating cash flow before changes in non-cash working capital items in the consolidated statement of cash flows.  This total cannot be presented under U.S. GAAP.

k)  Recent U.S. Accounting Pronouncements

In 2004, FASB issued FAS 153 “Exchange of Non-monetary Assets”.  This statement is an amendment of APB Opinion No. 29 “Accounting for Non-monetary Transactions”.  Based on the guidance in APB Opinion No. 29, exchanges of non-monetary assets are to be measured based on the fair value of the assets exchanged.  Furthermore, APB Opinion No. 29 previously allowed for certain exceptions to this fair value principle.  FAS 153 eliminates APB Opinion 29’s exception to fair value for non-monetary exchanges of similar productive assets and replaces this with a general exception for exchange of non-monetary assets that do not have commercial substance.  For purposes of this statement, a non-monetary exchange is defined as having commercial substance when the future cash flows of an entity are expected to change significantly as a result of the exchange.  The provisions of this statement are effective for non-monetary asset exchanges that occur in fiscal periods beginning after June 15, 2005 and are to be applied prospectively.  Earlier application is permitted for non-monetary asset exchanges that occur in fiscal periods beginning after the issue date of this statement.  The Trust is currently assessing the impact of this statement on the financial statements.